NO ACT

PE
3-31-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

09011581

April 6, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-6-09

Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

Re: Chevron Corporation
Incoming letter dated March 31, 2009

Dear Mr. Lewis:

This is in response to your letter dated March 31, 2009 concerning the shareholder proposal submitted to Chevron by Green Century Capital Management, Inc. On March 23, 2009, we issued our response expressing our informal view that Chevron could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

SANFORD J. LEWIS, ATTORNEY

March 31, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: REQUEST FOR RECONSIDERATION on Shareholder Proposal to Chevron Corporation Seeking a Report on Potential Environmental Damage due to Expanding Canadian Oil Sands Operations, submitted by Green Century Capital Management

Dear Sir/Madam:

Green Century Capital Management (the "Proponent") is the beneficial owner of common stock of Chevron Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. On March 23, 2009, the staff issued a no action letter, stating that the staff would not recommend enforcement if the company excluded the resolution from the proxy statement by virtue of Rule 14a-8(i)(11). We are filing for staff reconsideration. Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Christopher A. Butner, Assistant Secretary and Managing Counsel, Chevron Corporation.

The Company asserted in its no action request of January 23, 2009 that the Proposal submitted regarding the environmental impact of oil sands operations substantially duplicates a proposal on greenhouse gas emissions submitted previously by another party, and that shareholders would be confused by the two different proposals. In our response letter, we noted that the principal thrust relates to substantially different issues and to reporting of different items with very little overlap.

It was noted to us by various shareholding institutions after this staff decision, however, that in addition to the absence of substantial overlap in the requested reports for the two resolutions, **shareholders were well able to distinguish these resolutions and were not confused when they appeared on the ballot last year.**

Both issues appeared on last year's proxy ballot in resolutions nearly identical in form to the resolutions at issue this year, and received very different levels of support from shareholders. **The resolution in question here, relating to oil sands, received support of 28.6% of the shareholders. By contrast the greenhouse gas resolution received only 8.8% shareholder support.** Apparently, the company's concern about these two resolutions being duplicative and confusing shareholders only became a concern after a large number of shareholders voted in support of the oil sands resolution, which the company now seeks to exclude. The relevant

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

excerpt from last year's proxy ballot, and an excerpt of the August 2008 10-Q report showing the vote count are enclosed as exhibits to this request.

The record shows that shareholders are ***well*** able to distinguish the two resolutions, and that in fact they found the oil sands resolution to be the most compelling. The burden of proof is on the company to show that shareholders would be confused; the vote totals are compelling evidence that shareholders were not confused and would not be confused if both proposals appear in the proxy materials. Therefore we urge reconsideration of the no action decision. The record of decision in this matter is also enclosed for reference of the staff.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(11). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Lydia Beebe, Green Century Capital Management
Christopher A. Butner, Assistant Secretary and Managing Counsel, Chevron Corporation

ATTACHMENT A
ENVIRONMENTAL IMPACTS SECTION
OF SUNCOR OIL SANDS OPERATIONS
SUSTAINABILITY REPORT

Notice of the 2008 Annual Meeting and the 2008 Proxy Statement

STOCKHOLDER PROPOSAL REGARDING REPORT ON ENVIRONMENTAL IMPACT OF OIL SANDS OPERATIONS IN CANADIAN BOREAL FOREST

(Item 6 on the proxy form)

Whereas

Chevron holds a 20% interest in the Athabasca Oil Sands Project and a 60% interest in the Ells River Oil Sands Project. Both of these projects in the Canadian boreal forest are scheduled to expand dramatically in the coming years.

Processing oil sands is highly resource intensive and environmentally damaging, requiring the draining of wetlands, diversion of rivers, the removal of trees and vegetation, and the emission of greenhouse gasses. Tailing ponds from mining operations cover almost 20 square miles of forest and bogs. Their pollutants are acutely toxic to aquatic life and are known to leak into the groundwater system, surrounding soil and surface water.

Oil sands have made Alberta the largest emitter of industrial pollutants in Canada. Oil sands operations are the fastest-growing source of Canada's greenhouse gas emissions (GHG), generating three times the amount during production as conventional oil. Under planned expansions, these emissions may more than quadruple by 2015.

Whereas

The Canadian boreal forest provides critical climate regulation and carbon storage for the earth as a whole. This ecosystem is the breeding ground for 30% of North American songbirds and 40% of our waterfowl.

Extracting one barrel of oil requires 2-5 barrels of fresh water, threatening the long-term survival of numerous fish, songbird and waterfowl species. Current withdrawals from the Athabasca River for oil sands development are twice that used by the population of Calgary.

Logging and oil sands development have fragmented the boreal, reducing it to less than 40% of its original size, with harmful impacts on many species. According to the Canadian Parks and Wilderness Association, it will take over 300 years before reclaimed areas become functioning forest again. The U.N. Environmental Program has identified the Canadian boreal as one of the world's top 100 "hot spots" of environmental change.

Whereas

The Intergovernmental Panel on Climate Change has said that global emissions of greenhouse gases will have to reverse by 2015 to prevent serious climate disruptions.

The increasing likelihood of a carbon cap or carbon taxation regime creates economic risks for oil sands production, because of its high GHG emissions. By investing in increased oil sands production, Chevron is essentially betting that the world will not address the problem of global warming.

More broadly, increasing public concern for the environment creates reputational risks for companies engaged in oil sands production.

Resolved

Shareholders request that an independent committee of the Board prepare a report, at reasonable cost and omitting proprietary information, on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest. The report should consider the implications of a policy of discontinuing these expansions and should be available to investors by the 2009 annual meeting.

Supporting Statement

Despite the best efforts at mitigation, producing bitumen from oil sands in the Canadian boreal will have environmental and social impacts. The requested report should discuss these impacts, including impacts on greenhouse gas emissions, water resources, biodiversity and social impacts on Albertans, including indigenous populations.

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because the proposed report is duplicative of Chevron's existing project appraisal, analysis and reporting processes and is therefore unnecessary.

Chevron's decision to undertake new or expanded exploration and production projects involves a number of considerations, including environmental impact and mitigation. For the Ells River project (which is still in the initial appraisal stage), Chevron is developing and implementing detailed environmental protection and mitigation plans that minimize environmental footprint and habitat fragmentation and impact. All activities are performed in compliance with Canadian and Albertan environmental laws and regulations. Chevron has also developed and implemented operationally specific compliance-management plans, procedures and tools to aid employees in compliance assurance. This includes compliance summaries, waste management plans and spill prevention plans. Employees are continually educated on environmental and safety expectations. Similar efforts and operational guidelines for the Athabasca project resulted in that project being the first oil sands operation to achieve international certification for sound environmental management practices.

For many years, Chevron has observed comprehensive procedures to better assess, understand and minimize the environmental impacts of its operations in various areas around the globe, including in Athabasca and Ells River. In 2007, Chevron significantly augmented these procedures and began a companywide rollout of its Environmental, Social and Health Impact Assessment process. This process will be applied to all new capital projects to identify, analyze and develop measures to enhance project benefits and mitigate environmental, social and health impacts. Chevron evaluates the sensitivity to carbon emissions and incorporates the cost into its analysis for capital projects to prepare for possible carbon regulation in the future. In addition, Chevron continues to implement its Operational Excellence Management System, which was launched, in part, to improve Chevron's ability to mitigate health, environment and safety risks. And 2008 marks the sixth year of Chevron's Fourfold Plan of Action on Climate Change, which reflects Chevron's continued efforts to reduce emissions of greenhouse gases and increase energy efficiency. Chevron keeps stockholders apprised of its efforts and progress in these areas through robust Web site content and the annual publication of a *Corporate Responsibility Report* (see *www.chevron.com*).

The Athabasca and the Ells River oil sands projects represent significant opportunities for reaching an important energy source now and for many years in the future. Since April 2003, the Athabasca project has produced more than 100 million barrels of bitumen and as of December 31, 2007, is producing 155,000 barrels per day. Chevron is committed to accessing this important energy source while minimizing the environmental impact of our operations in the Athabasca and Ells River oil sands projects. In light of Chevron's current project appraisal, analysis and reporting processes, however, your Board believes that the proposed report would merely duplicate Chevron's current efforts and is therefore unnecessary. **Therefore, your**

Board recommends that you vote AGAINST this proposal.

STOCKHOLDER PROPOSAL REGARDING GREENHOUSE GAS EMISSIONS
(Item 7 on the proxy form)

Whereas

The International Energy Agency warned in its 2007 World Energy Outlook that "urgent action is needed if greenhouse gas concentrations are to be stabilized at a level that would prevent dangerous interference with the climate system."

The Kyoto greenhouse gas (GHG) emissions reduction targets may be inadequate to avert the most serious impacts of global warming. UK Prime Minister Gordon Brown says the EU should aim to reduce its carbon dioxide (CO_2) emissions by 30% below 1990 levels by 2020 and by at least 60% by 2050.

The 2006 Stern Review on the Economics of Climate Change "...estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever." In contrast, the costs of action would be about 1% of global GDP each year.

Dozens of companies, including ConocoPhillips, BP America and Shell, have endorsed calls for the United States to reduce its carbon emissions by 60-80 percent in the next few decades.

California recently capped GHG emissions at 1990 levels by 2020. Chevron extracts crude oil and natural gas, operates refineries, and markets and sells gasoline in California, business activities that will be impacted by the new state law. Its competitor, ConocoPhillips, was recently forced to offset the GHG emissions associated with increased production from one of its California refineries in return for the attorney general dropping opposition to the expansion.

Chevron has made incremental emissions reductions in its operations. It has spent more than $2 billion in renewable and alternative energy and on energy efficiency services since 2002, and it expects to spend more than $2.5 billion from 2007 through 2009 in these same areas.

This commendable effort is offset by the fact that in 2006, GHG emissions from Chevron products totaled 395 million metric tons of CO_2 equivalent, or 1.5% of global emissions (International Energy Agency estimates). This is approximately six times the amount of Chevron's operational emissions. Chevron also cited declining performance on three key corporate responsibility indicators in 2006:

- Combustion, flaring and venting remain the largest contributors to Chevron's GHG emissions, increasing from 14.7 millions of metric tons of CO_2 equivalent in 2005 to 16.1 in 2006.

- Chevron's global NOx emissions increased from 122 to 138 thousands of metric tons between 2005 and 2006.

- Total energy use increased from 2005 to 2006 from 853 to 900 trillions of Btu.

While Chevron has made progress in reducing operational emissions and introduced some new low-carbon products, it has yet to develop a comprehensive long-term strategy to significantly reduce GHG emissions from operations and products.

Resolved

Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because Chevron already has a comprehensive program in place to reduce greenhouse gas (GHG) emissions and annually communicates its goals for and progress in reducing GHG emissions in Chevron's *Corporate Responsibility Report*. Therefore, the proposed report on GHG emissions is unnecessary and an inefficient use of Company resources.

Chevron recognizes and shares the concerns of governments and the public about climate change. In 2007, Chevron adopted Seven Principles for Addressing Climate Change (see *www.chevron.com/globalissues/climatechange/*) to help build consensus on climate change policy and regulations. Six years ago, Chevron implemented a comprehensive action plan to reduce GHG emissions and increase energy efficiency for its operations and products. As part of the plan, Chevron annually sets GHG emissions goals for its corporatewide operations. Chevron met its GHG emissions goals for 2004, 2005, 2006 and 2007 and continues to make significant progress in managing GHG emissions. Moreover, since 1992, Chevron has improved its energy efficiency by 27 percent, despite modest increases in total energy consumption attributable to increased oil and gas production and refinery throughput and more challenging production environments. For capital projects, Chevron evaluates the sensitivity to carbon emissions and incorporates the cost into its analysis to prepare for possible carbon regulation in the future. In addition:

- In 2007, Chevron received environmental approval from state and federal authorities in Australia for the Gorgon liquefied natural gas (LNG) project. The project will be one of the most GHG-efficient LNG projects in the world. As part of the project, Chevron and its joint venture partners are designing the facility to incorporate one of the world's largest carbon dioxide storage projects.

- Chevron is a leading producer of renewable energy in the oil and gas industry and one of the largest producers of geothermal energy in the world. Chevron's geothermal projects in Indonesia and the Philippines have provided power to approximately 3.9 million homes in the area.

- Chevron Energy Solutions Company saved its customers more than 500 million kilowatt hours of electricity and more than 1 billion cubic feet of natural gas during 2007.

- Since 2002, Chevron has spent more than $2 billion on renewable and alternative energy and efficiency technologies, including the development and commercialization of low-carbon energy technologies (such as biofuels and geothermal) and establishment of a biofuels business unit to further advanced fuel technologies.

Chevron annually reports on its programs as well as its other key achievements, annual goals and continued efforts to reduce GHG emissions and address climate change in its annual *Corporate Responsibility Report* (see *www.chevron.com*).

This proposal is substantially the same as a proposal stockholders declined to support in 2007. Your Board believes that this demonstrated lack of stockholder support for the proposal is due to the fact that Chevron already has a comprehensive program in place to reduce GHG emissions and annually reports its goals and progress to stockholders in its *Corporate Responsibility Report.* Your Board believes that a special report on GHG emissions is unnecessary and an inefficient use of Company resources. **Therefore, your Board recommends that you vote AGAINST this proposal.**

STOCKHOLDER PROPOSAL REGARDING GUIDELINES FOR COUNTRY SELECTION
(Item 8 on the proxy form)

Whereas

Following the September 2007 Burmese military crackdown on peaceful demonstrators and the arrest of students, monks and labor rights advocates, Chevron has become the target of federal sanctions, negative publicity, and a consumer boycott concerning its investment in Burma;

The U.S. government has twice enacted economic sanctions on Burma, including a ban on new investment in 1997 and a ban on imports in 2003. Congress and the administration are considering additional sanctions;

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy that won over 80% of the seats in the 1990 Burmese elections, has repeatedly called for economic sanctions on Burma. She stated that corporations in Burma "create jobs for some people but what they're mainly going to do is make an already wealthy elite wealthier, and increase its greed and strong desire to hang on to power ... these companies harm the democratic process a great deal."

Chevron, in partnership with Total of France, the Petroleum Authority of Thailand, and Myanma Oil and Gas Enterprise (MOGE), holds equity in the largest investment project in Burma: the Yadana gas-field and pipeline that transports gas to Thailand and has reportedly paid millions of dollars to the Burmese regime;

Human rights organizations have documented egregious human rights abuses by Burmese troops employed to secure the pipeline area, including forcible relocation of villagers and use of forced labor on infrastructure related to the pipeline project;

In March 2005, Unocal settled a case for a reported multimillion dollar amount in which it was claimed that the company was complicit in human rights abuses by Burmese troops hired by the Yadana project to provide pipeline security;

By purchasing Unocal, Chevron acquired Unocal's investment in Burma including its legal, moral and political liabilities;

Chevron also does business in other countries with controversial human rights records: Angola, China, Kazakhstan and Nigeria;

Resolved

The shareholders request the Board to review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. In its review, the

Board shall develop guidelines on investing in or withdrawing from countries where:

- the government has engaged in ongoing and systematic violation of human rights;
- a government is illegitimate;
- there is a call for economic sanctions by human rights and democracy advocates and/or legitimate leaders of that country; and
- Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity and consumer boycotts.

Supporting Statement

Levi Strauss has successfully implemented a similar policy for several years. The company decides whether to do business in countries using criteria that include:

"Human rights environment would allow us to conduct business activities in a manner that is consistent with the Global Sourcing and Operating Guidelines and other company policies."

"Political, economic and social environment would protect the company's commercial interests and brand/corporate image."

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because the proposed guidelines would impose arbitrary and impractical limitations on Chevron's business and are inferior to Chevron's current systems and processes for managing and evaluating in-country operational risks.

Chevron's business is to find, produce and provide the energy needed to meet the world's rapidly increasing energy demands. To do so, Chevron must go where energy resources exist or are thought to exist. This may require conducting business in countries with cultural, economic, social and political institutions and practices that are very different from those in the United States. Put another way, unlike, for example, Levi Strauss, Chevron does not have unlimited flexibility in determining where it produces its products. In this respect, the proposed guidelines would impose arbitrary and impractical limitations on Chevron's business.

In addition, the proposed guidelines are inconsistent with the fact that Chevron's operations require long-term, sustained and capital-intensive commitments. It is not practical for Chevron to start or stop operations or abandon its assets every time a country's government or political conditions change. The long-term costs and asset value of building, maintaining and operating wells, pipelines, refineries and distribution channels in any particular country are substantial. For example, Chevron has maintained operations in Indonesia since 1925, China since 1913, Brazil since 1915, Nigeria since 1962 and Colombia since 1920. In many of these countries and others where Chevron operates, governments and political situations have periodically changed throughout the course of our investments.

Your Board believes that Chevron's current procedures for managing and evaluating in-country operational risks are superior to the proposed guidelines. Chevron's Operational Excellence Management System and Environmental, Social and Health Impact Assessment processes (both of which are described in Chevron's annual *Corporate Responsibility Report* or Chevron's Web site at *www.chevron.com*) help Chevron to identify, analyze and manage for social, environmental, health and safety issues incident to its operations. Importantly, Chevron operating units around the world continuously review political and economic conditions in their areas to assess the risks to Chevron employees, assets and brands. In all countries where Chevron operates, Chevron strives to conduct its business responsibly, according to the vision and values described in *The Chevron Way,* Chevron's *Business Conduct and Ethics Code*, and *Human Rights Statement* (also described in Chevron's annual *Corporate Responsibility Report* and Chevron's Web site at *www.chevron.com*).

Chevron's overall international investment philosophy is to refrain from partisan involvement in the internal politics of the host countries in which it operates. This philosophy is based on important considerations, namely: involvement in a host country's politics is not an appropriate role for a private foreign commercial enterprise, and the most effective way for Chevron to positively influence a host country is to provide economic opportunities for its people through active community engagement initiatives and providing improved healthcare, schools, scholarships, roads and jobs for local people. For example, Chevron's presence in Myanmar (as well as the other countries mentioned in the proposal) benefits the people of that country. In Myanmar, Chevron supports critical health, economic development and education programs that make substantive and positive improvements in the lives of 50,000 people in Myanmar.

While maintaining a nonpartisan approach, Chevron will remain well-informed on the political, economic and commercial affairs of the host country in order to protect its employees and investments. Your Board does not believe that this proposal is in the best interests of Chevron or its stockholders. The proposed guidelines would impose arbitrary and impractical limitations on Chevron's business and your Board believes that Chevron's current procedures for managing and evaluating in-country operational risks are superior to the proposed guidelines. **Therefore, your Board recommends that you vote AGAINST this proposal.**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☑ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the quarterly period ended June 30, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-368-2

Chevron Corporation

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**94-0890210** *(I.R.S. Employer Identification Number)*
6001 Bollinger Canyon Road, San Ramon, California *(Address of principal executive offices)*	**94583-2324** *(Zip Code)*

Registrant's telephone number, including area code: (925) 842-1000

NONE
(Former name or former address, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Class	Outstanding as of June 30, 2008
Common stock, $.75 par value	2,054,471,415

INDEX

Item 2. ***Unregistered Sales of Equity Securities and Use of Proceeds***

CHEVRON CORPORATION

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
April 1-30, 2008	3,092,614	88.40	2,760,000	
May 1-31, 2008	8,671,760	99.27	8,150,000	—
June 1-30, 2008	9,735,675	98.84	9,588,950	
Total	21,500,049	97.51	20,498,950	(2)

(1) Includes 69,885 common shares repurchased during the three-month period ended June 30, 2008, from company employees for required personal income tax withholdings on the exercise of the stock options issued to management and employees under the company's long-term incentive plans. Also includes 931,214 shares delivered or attested to in satisfaction of the exercise price by holders of certain former Texaco Inc. employee stock options exercised during the three-month period ended June 30, 2008.

(2) In September 2007, the company authorized common stock repurchases of up to $15 billion that may be made from time to time at prevailing prices as permitted by securities laws and other requirements, and subject to market conditions and other factors. The program will occur over a period of up to three years and may be discontinued at any time. Through June 30, 2008, $6.1 billion had been expended to repurchase 67,446,969 shares since the common stock repurchase program began.

Item 4. ***Submission of Matters to a Vote of Security Holders***

The following matters were submitted to a vote of stockholders at the Annual Meeting on May 28, 2008.

	Number of Shares		
	Voted For	Voted Against	Abstain
1. Election of Directors			
Samuel H. Armacost	1,743,417,440	44,810,834	31,807,962
Linnet F. Deily	1,713,150,542	75,342,094	31,562,079
Robert E. Denham	1,744,269,018	43,844,360	31,941,339
Robert J. Eaton	1,755,515,473	33,108,822	31,430,421
Sam Ginn	1,754,511,498	33,295,139	32,248,080
Franklyn G. Jenifer	1,754,709,310	33,051,397	32,294,009
James L. Jones	1,765,116,359	22,915,465	32,022,892
Sam Nunn	1,732,544,395	56,199,932	31,291,909
David J. O'Reilly	1,757,764,953	30,689,648	31,581,638
Donald B. Rice	1,762,966,572	25,689,599	31,380,065
Peter J. Robertson	1,760,932,844	28,525,320	30,578,072
Kevin W. Sharer	1,757,173,631	31,496,112	31,384,972
Charles R. Shoemate	1,766,031,875	22,044,298	31,978,542

	Number of Shares			
	Voted For	Voted Against	Abstain	Represent Broker Non-Votes
2. Ratification of Independent Registered Public Accounting Firm	1,763,587,543	27,427,886	29,039,287	—
3. Board Proposal to Amend Company's Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Chevron Common Stock	1,692,925,211	95,627,717	31,501,504	—
4. Stockholder Proposal to Adopt Policy to Separate the CEO/Chairman Positions	213,611,721	1,238,892,898	34,543,318	333,006,780
5. Stockholder Proposal to Adopt Policy and Report on Human Rights	357,594,229	922,270,421	207,183,571	333,006,496
6. Stockholder Proposal to Report on the Environmental Impact of Canadian Oil Sands Operations	367,412,563	916,958,818	202,675,856	333,007,480
7. Stockholder Proposal to Adopt Goals and Report on Greenhouse Gas Emissions	131,853,279	1,133,496,557	221,698,101	333,006,780
8. Stockholder Proposal to Review and Report on Guidelines for Country Selection	113,077,141	1,162,223,669	211,747,411	333,006,496
9. Stockholder Proposal to Report on Host Country Laws	105,873,057	1,175,936,983	205,238,181	333,006,496

Item 6. ***Exhibits***

Exhibit Number	Description
(3.1)	Restated Certificate of Incorporation of Chevron Corporation, dated May 30, 2008
(4)	Pursuant to the Instructions to Exhibits, certain instruments defining the rights of holders of long-term debt securities of the company and its consolidated subsidiaries are not filed because the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of the corporation and its subsidiaries on a consolidated basis. A copy of such instrument will be furnished to the Commission upon request.
(12.1)	Computation of Ratio of Earnings to Fixed Charges
(31.1)	Rule 13a-14(a)/15d-14(a) Certification by the company's Chief Executive Officer
(31.2)	Rule 13a-14(a)/15d-14(a) Certification by the company's Chief Financial Officer
(32.1)	Section 1350 Certification by the company's Chief Executive Officer
(32.2)	Section 1350 Certification by the company's Chief Financial Officer